

Engaged Capital's Additional Perspectives on ROVI



April 22, 2015



Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Engaged Capital, LLC ("Engaged Capital") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Engaged Capital, and are based on publicly available information with respect to Rovi Corporation (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Engaged Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Engaged Capital and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Engaged Capital shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Engaged Capital believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Engaged Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Engaged Capital disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

By Ignoring the Past, the Board Attempts to Distract From the Incumbents' Numerous Failings

Past failings under <u>this Board</u> are extremely relevant to future risk and cannot simply be ignored:

✗ Significant **<u>stock underperformance</u>** over any period of time

✗ Approved the **<u>acquisition of Sonic</u>** which destroyed ~$680mm of shareholder value

✗ Long history of **<u>failed growth initiatives</u>**, including Rovi Entertainment Store, DivX, and TotalGuide

✗ **<u>~20% decline in margins</u>** despite flat revenues

✗ **<u>Failed "say-on-pay"</u>** vote last year with only 41% support

✗ **<u>Entrenched directors</u>** with average tenure of ten years

✗ **<u>Excessive director compensation</u>** even relative to much larger companies

✗ Directors have **<u>little "skin in the game"</u>** only owning ~0.2% of ROVI's shares[1]

> **Past performance is the best indicator of future performance…**
>
> **Without change, shareholders are placing their trust in the <u>same directors</u> who approved strategies that destroyed billions of dollars of shareholder value**

---

1. *Excludes unvested restricted stock and options*

ROVI Continues to Flagrantly Misrepresent its Stock Performance

ROVI conveniently ignores its negative stock performance relative to peers when measured from <u>ANY</u> other date than July 18, 2012



It is clear to us ROVI continues to "cherry pick" its performance
against the <u>ONLY</u> date that does not show material negative performance

Source: FactSet

The Board Attempts to Defend Its Performance by Misleading Shareholders

ROVI Relative TSR vs. S&P 400 – Relative Returns Measured Daily Starting Jan 1, 2009



July 18, 2012
43% decline

The above graph depicts over 1,500 independent daily measurements of relative return indicating negative performance across literally every period except one single day…can you guess which?

The Board insists on measuring performance from <u>THE ONLY</u> date in which ROVI has outperformed peers, following a one-day decline of 43% in ROVI's stock

Performance charted from date on graph through today. Chart ends 3 months prior to current date to provide reasonable period for return measurement.

The Truth is That ROVI's Performance Has Been <u>Terrible</u> Over Any Time Period – Both Short and Long Term

	1 mo.	3 mo.	6 mo.	9 mo.	12 mo.
ROVI Total Return	(13%)	(11%)	(3%)	(16%)	(12%)
ROVI Relative Return vs:					
Russell 2000	(13%)	(19%)	(17%)	(26%)	(23%)
S&P 400	(12%)	(18%)	(16%)	(26%)	(26%)
S&P 400 Technology Sector	(12%)	(20%)	(23%)	(30%)	(31%)
S&P 400 Software Sector	(13%)	(20%)	(24%)	(38%)	(39%)
Proxy Peers	(15%)	(22%)	(18%)	(34%)	(31%)

	2 Yr	3 Yr	New CEO Announced	4 Yr	5 Yr
ROVI Total Return	(12%)	(32%)	(21%)	(61%)	(49%)
ROVI Relative TSR vs:					
Russell 2000	(51%)	(89%)	(97%)	(110%)	(123%)
S&P 400	(53%)	(96%)	(110%)	(124%)	(146%)
S&P 400 Technology Sector	(61%)	(80%)	(97%)	(102%)	(131%)
S&P 400 Software Sector	(60%)	(84%)	(105%)	(123%)	(155%)
Proxy Peers	(71%)	(74%)	(77%)	(81%)	(124%)

Clearly, this Board's track record is very difficult to defend

Source: FactSet
CEO announcement on 12/15/2011

5

ROVI's Depiction of Analyst Sentiment Relies Upon Incorrect Data

ROVI's data is __INCORRECT__ and depicts a misleading story



__CORRECT__ data depicts a very different picture indicating analyst sentiment is largely unchanged



Source: ROVI SEC filings, FactSet using end of month data. Bloomberg result is very similar to FactSet result

The Board Claims ROVI's New Strategy Is Working
Despite Limited Tangible or Quantifiable Evidence

There are numerous indications that ROVI's new strategy is <u>less successful</u> than the Board claims:

- ✖ Severe **<u>stock underperformance</u>** indicates shareholders have little confidence ROVI's new strategy will work

- ✖ Despite claims of positive traction, ROVI does not anticipate material product revenue growth **<u>until 2017</u>**

  - ✖ <u>Talk is cheap</u> – shareholders should be seeing tangible success in the form of improved cash flows

  - ✖ If product reception is so strong, why do investors have to **<u>wait two years</u>** for revenue growth?

- ✖ All of ROVI's supposed cost reductions have been <u>reinvested</u>

  - ✖ Result is a material decline in margins justified by the promise of **<u>revenue in two years</u>**

- ✖ Multiple directors received only **<u>74% shareholder support</u>** in the most recent election while <u>running unopposed</u>, direct evidence of shareholders' lack of confidence in the Board

- ✖ **<u>Product development issues</u>** persist

  - ✖ ROVI admits "Fan TV has enabled ROVI to close down its connected guide operations and replace the team" indicating ROVI's internal connected guide investments were not successful and needed to be scrapped

- ✖ There are signs that recent acquisitions may not be as successful as ROVI anticipated

  - ✖ ROVI was forced to write down the contingent consideration from the Veveo deal **<u>by ~50% after only 10 months</u>**[1]

> **ROVI is selling investors <u>HOPE</u> its
> new strategy will work despite limited tangible evidence**

Source: company SEC filings, FactSet
1. ROVI 2014 10K

ROVI's Latest Promises for Future Success Sound Eerily Similar to Past Unfulfilled Promises

2011 Analyst Day
1/7/2011

*"We're well positioned to drive growth; you'll see that. Look, by ourselves, **we think we have a 15% to 20% growth**... There are long-term growth drivers that are pertinent to the market on an overall basis."*

2012 Analyst Day
1/12/2012

*"So we're pleased about the **prospects that we have beyond 2012 and onto to 2013, 2014, 2015."***

2013 Analyst Day
1/9/2013

*"In '13, we're going to be really **building the business and setting us up for '14**. We're going to see a period of sustainable growth going forward once again for the company."*

2014 Analyst Day
1/8/2014

*"…as we look at '14 and **we think of '15 as being a ramp up year over that and then in '16 and beyond**, keep in mind, Tom's comment at the beginning and for 16 months, we want to be and we will be a double-digit growth company."*

Q4 2014 Earnings
2/19/2015

*"Rovi will be busy in 2015 and if successful, our accomplishments will set the stage for **double-digit growth in 2016 and 2017**."*

Shareholder Letter
4/13/2015

*"We expect **double-digit revenue growth by 2016**, driven by major license renewals. We also expect **double-digit revenue growth in 2017** based on opportunities in both our IP and Products businesses in 2017"*

New CEO



Without validation of ROVI's strategy and strengthened oversight by new and independent directors, shareholders risk being set up for yet another costly round of disappointment

Source: Company letters, presentations, and transcripts. Emphasis added to quotes

Uninspiring Product Growth, Even When Excluding Underperforming Businesses

2011-2015E Product Business Revenue Breakout



The majority of ROVI's limited "growth" in "core" product revenue is due to subscriber growth at ROVI's customers, not ROVI acquiring new customers or selling new products

Source: Company presentations.
1. Estimated acquired revenue is calculated based on the change in the midpoint of full year 2014 revenue guidance before and after the Veveo acquisition; the midpoint of pre-Veveo revenue guidance was $530mm as provided in the Q4 2013 earnings presentation on 2/19/2014; the midpoint of post-Veveo acquisition revenue guidance was $535mm as provided in the Q1 2014 earnings presentation on 4/30/2014.
2. Declining Businesses includes the legacy and ACP offerings.
3. Estimated acquired revenue assumed to be $15.0mm in 2015, primarily from Veveo and Fanhattan. Veveo revenue low in 2014 due to write off of deferred revenue from transaction.

ROVI's Account of Its Search Process is Simply False

✖ ROVI's Claim

*"Our Board augmentation process began well before Engaged Capital made any demands regarding new directors. In **March 2014**, as a result of an intense period of restructuring, realignment and deep strategic review that took place well before Engaged Capital's campaign, Rovi's Board decided to augment the Board with key expertise in core strategic areas. The Board retained leading professional search firm Howard Fischer Associates, to identify qualified new Board candidates with high caliber experience and demonstrated success in (1) advanced data and analytics, and (2) the service provider space."*

✓ Reality

- ROVI's claim that it began a director search process in March 2014 is simply false and is directly contradicted by its own proxy statement:

  - *"In the **third and fourth quarters of 2014**, the Board of Directors began discussions about augmenting the Board of Directors with new members and began the process of determining the qualifications and skills desired for such new members. In discussions with Mr. Welling beginning in the third quarter, the company informed Mr. Welling that the company: (i) would be conducting an orderly search process to augment the Board of Directors, (ii) would define the attributes of additional directors that would best serve the company based on the company's strategy, (iii) would engage an independent search firm to assist the company in the search process once the attributes of potential candidates were defined, and (iv) was open to considering nominees that Mr. Welling might suggest as part of that process. In **December 2014**, the company engaged an independent search firm to assist the company in its search for new directors."*

    -- ROVI 2015 proxy statement

- Proxy filings indicate the Board **BEGAN** considering new directors in **late 2014** and did not even hire a search firm until **December 2014**

- ROVI did not add a new director as part of this supposed process until less than two months before the annual meeting and admits the search process is still not complete – if the search truly began in March 2014 and is unfinished as of April 2015, this is one of the longest and most ineffective search processes we have seen

Source: ROVI letter dated 4/21/2015, proxy filing

















Actual Timeline of Events

Mar. 2014:
EC initially raises subject of adding directors to the Board with relevant expertise with ROVI CEO

Aug. 2014:
EC reiterates need for new directors and offers to work with ROVI to find qualified candidates

Aug. – Sep. 2014:
EC introduces several candidates to CEO

Oct. 2014:
EC expresses frustration with ROVI's lack of progress in light of the upcoming nominating deadline

Nov. 2014:
ROVI extends nominating deadline after request from EC given lack of progress

Dec. 2014:
Due to almost no contact and zero progress, EC quietly nominates its candidates

ROVI hires a search firm

Jan. 2015:
ROVI search firm contacts EC to discuss criteria used in search process. Only two EC nominees are included in search process.

Feb. 16, 2015:
ROVI requests to interview only one EC nominee. EC declines unless ALL nominees are interviewed and a framework for settlement is discussed

Mar. 9, 2015:
After nearly one month without any contact, EC requests update on process. ROVI informs EC that it intends to exclude EC from the rest of its process

Mar. 12, 2015:
EC publicly releases its nominations

Key Points:

- By its own account, ROVI did not hire a search firm until **December 2014**, AFTER the Company's original November 14, 2014 nominating deadline
- EC worked hard to find a mutually agreeable resolution in the best interests of shareholders and had privately pushed for Board change long before it released any public communications in **March 2015**

Source: ROVI SEC filings including proxy statement, Engaged Capital proxy filing

The Board's Account of Its Search Process is Simply False

✗ ROVI's Claim

- *"During the formal search process to augment the Board in 2014, the Company learned of Engaged Capital's desire to add additional directors to Rovi's Board and made several attempts to maintain active and constructive dialogue, including permitting Engaged Capital to review and opine on Rovi's director search criteria and lead candidates.*

- *"Rovi offered several other good-faith gestures, including extending the stockholder nomination deadline and agreeing to meet with nominees Engaged Capital suggested."*

- *"As our process continued, however, Engaged Capital refused to cooperate and denied our requests to interview a nominee. Instead, Engaged Capital abandoned almost two years of what Rovi believed to be friendly and productive conversations, and announced its intent to nominate a dissident majority slate."*

✓ Reality

- ROVI's timeline of events is **factually wrong** and **misleading**

- In its proxy, ROVI admits it did not begin its formal search process until late 2014 and **did not hire a search firm until December 2014**

- ROVI's search process was not a proactive attempt to improve the Board, but rather a direct reaction to Engaged Capital's suggestions. ROVI's search process only began after:
  - Numerous conversations with management dating back to March 2014
  - EC introduced multiple candidates to ROVI's CEO (Aug – Dec 2014)
  - EC suggested delaying the nominating deadline from mid-November through the end of the year to allow more time for settlement discussions

- ROVI's offer for us to opine on director search criteria did not occur in 2014 as ROVI claims, but was not until January 2015, only after ROVI had hired a search firm in December

- ROVI only once offered to interview only one of our initial four candidates
  - EC denied this request, asking for ALL our nominees to be interviewed as well as a framework for reasonable settlement
  - EC offered to have only one candidate interviewed ROVI's convenience as long as there was a framework for settlement in place

- Engaged Capital was prepared to nominate director candidates by the November 2014 nomination deadline and only publicly announced its nominations in March 2015
  - Demonstrates our patience attempting to find an amicable resolution

ROVI's claims regarding its search process are blatantly false

Source: ROVI letter dated 4/21/2015, ROVI proxy filing, Engaged Capital proxy filing

ROVI's Settlement Proposal Was NOT Reasonable

✗ ROVI's Claim

- *"ROVI recently made a good faith settlement offer to Engaged Capital, offering to further augment the Board with two new directors – one of Engaged Capital's nominees and another to be mutually agreed upon"*

✓ Reality

- ROVI's settlement offer was **NOT reasonable**
- Offered to ADD one of our nominees and ADD another "mutually agreed" upon director
- ROVI's suggestion for a "mutually agreed" independent candidate **sits on another public board with one of Rovi's current directors**
  - We would not view this as a true independent candidate
- Refused to form a new strategy and finance committee independent of the Chairman or CEO
- **Restricted Engaged Capital from buying more than 1% of ROVI's outstanding shares**
  - The Board criticizes our level of ownership, but wants to restrict us from acquiring more shares?
  - Why would any shareholder agree to this restriction?
- While the Board claims it wanted to resolve this matter without the "distraction and expense of a proxy fight," the only settlement offer ever proposed by the Board came in early April 2015, despite conversations regarding the addition of new directors which began over a year ago

The Board's settlement offer fell woefully short of the boardroom change we believed necessary

Source: ROVI letter dated 4/13/2015,

Influence Disproportionate to Ownership Stake?

The Board claims we seek influence disproportionate to our ownership position, however, the current directors collectively own only ~0.2% of ROVI



ROVI Shares Owned

- Engaged Capital <u>owns ~3x</u> as much ROVI stock as **all of the current directors combined**

- At <u>7.5% of our fund</u>, Engaged Capital's position in ROVI relative to our portfolio is **larger than ALL OTHER** shareholders

Source: Engaged Capital proxy statement filed 4/13/2015, CapitalIQ., ROVI proxy
1.   Full Board member ownership (excluding restricted stock and options)



Engaged Capital Has Successfully Initiated Over 75 Value Creation Initiatives in the Last 2.5 Years

Improved Investor Communication	10 Portfolio Companies
Improved Corporate Governance	10 Portfolio Companies
Improved Corporate Strategy	8 Portfolio Companies
Change in Board Composition	8 Portfolio Companies
Nominated Corporate Directors	7 Portfolio Companies
Filed a 13-D	6 Portfolio Companies
Improved Capital Allocation Process	6 Portfolio Companies
Improved Executive Compensation	6 Portfolio Companies
Negotiated a Settlement	5 Portfolio Companies
Improved Capital Structure	4 Portfolio Companies
Improved Expense Structure	4 Portfolio Companies
Sale of Business	3 Portfolio Company
Proxy Contest Ending in a Shareholder Vote	0 Portfolio Companies

Engaged Capital's work with other portfolio companies has resulted in the successful implementation of 77 value creation initiatives in the last two and a half years alone

Engaged Capital's Returns Speak For Themselves

Return of Core Positions Since Launch[1]


Return on Investment
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
(5%)
(10%)
44%
44%
42%
38%
37%
35%
33%
15%
(4%)
OPLK
TKR
AVAV
HAR
SIMG
PRXL
ESL
DST
VOLC

IRR	89%	59%	64%	135%	71%	149%	53%	44%	(4%)

Engaged Capital has delivered an over 14% annualized return[1] since launch and an over 32% average return on exited core positions

[1] Inception date October 1, 2012
[2] Net of all fees and expenses

Prospective investors should note that the investment environment and market conditions may be markedly different in the future and investment returns will fluctuate in value. All performance data is for a Class or Series A investor, assumes the investor has been in the fund since inception, and is as of February 28, 2015. The performance results were not compiled, reviewed or audited by an independent accountant and the data for any partial year is subject to adjustment based on final year-end accounting. Please note that individual returns will vary by share class or series and the date of investment. Returns are preliminary, unaudited and subject to change. Past performance is not indicative of future results. There can be no assurance that the Funds will make any profits at all or will be able to avoid incurring substantial losses. Please make sure to read the additional disclaimers on page 2.

Overview of Board Nominees Operating Experience

	David Lockwood	Raghu Rau
Relationships with MSOs	■ Divested TVWorks business to Comcast and Cox Communications as CEO of Liberate	■ As a Director and CEO of SeaChange, sold multiscreen video to MSOs globally, including Comcast and Liberty Global ■ SVP of Motorola's Networking business, which sold equipment to telco's and MSOs
Brought new video products to market	■ Oversaw the design and development of OCAP Product at Liberate, which reached 10mm+ households	■ Launched Adrenalin product at SeaChange – Awarded 55 design wins and had greater combined market share than all other competing solutions ■ Launched Nucleus gateway software product at SeaChange
Managed IP businesses	■ Former Director at Unwired Planet, a mobile technology intellectual property licensing company ■ Signed major licensing deals with leading electronics companies as Chairman and CEO of InterTrust	■ Managed successful IP litigation with Arris at SeaChange ■ At Motorola, managed portfolio of several thousand patents and set strategic direction – Member of council that approved all patent licensing and litigation matters at Motorola
Grew Revenue	■ At Unwired Planet, oversaw acquisition of patent portfolio from Ericsson and grew revenue from essentially $0 to $36mm after one year	■ Grew Motorola Wireless Broadband business (including Canopy and Metro WiFi) revenues 5x over two years from $40mm to $200mm
Driven cost efficiencies	■ Achieved annualized cost savings of $35mm in first quarter as CEO of Energy Solutions ■ Restructured InterTrust as CEO	■ At SeaChange, eliminated $18mm of cost in first year as CEO (represented 23% of prior year's non-GAAP operating expense)[1] ■ Also exceeded cost reduction targets in 2014 by 20%

Source: company filings and releases, CapitalIQ, FactSet.

1. Cost savings occurred in fiscal year ended January 31, 2013.

David Lockwood has a track record of success while serving as an operating executive

Energy Solutions[1]



- Assumed CEO role on 6/11/2012
  - Share price was $1.62 at the time
- Business was sold for $4.15 per share, **a 156% return** from when he assumed the role of CEO (announced 1/7/2013)
- Restructured costs in the business – achieved nearly $35mm in run rate cost savings during first quarter as CEO (Q3 2012)
  - From consolidating facilities, flattening the organization, and reducing professional fees

Liberate[2]



- Assumed CEO role 3/17/2003
- Oversaw the design and development of OCAP product at Liberate, which reached 10mm+ households
- **Distributed nearly $240mm to shareholders** over his tenure through dividends[4]
- Sold TVWorks to Comcast for $82mm

InterTrust[3]



- Assumed CEO role on 11/1/2001
  - Share price was $1.25 at the time
- Signed licensing deals with major electronics companies
- Restructured company
- Acquired by Philips for $4.25 per share, **a 240% return** over his tenure as CEO (announced 11/14/2002)

Unwired Planet
- Oversaw acquisition of patent portfolio from Ericsson
- Revenue grew from $0 to $36 million during tenure
- Joined board on 1/14/2013 when UPIP stock was $1.78. Announced resignation from UPIP board on 10/8/2014, with UPIP stock at $1.70.
- Significant decline in UPIP's stock price was due to decisions made by the board that occurred **after Mr. Lockwood planned to resign.**

Source: company filings and releases, CapitalIQ, FactSet.
1. *Assumed CEO role 6/11/2012; final consideration agreed upon 4/5/2013.*
2. *Assumed Chairman and CEO roles 3/17/2003; Company begins sale of business units 1/10/2005.*
3. *Assumed CEO role 11/1/2001; stepped down 1/3/2003.*
4. *From the quarter ended August 2003 through the quarter ended August 2005.*

Raghu Rau - Relevant Experience and Track Record of Success

SeaChange International



- Served as CEO from 11/30/2011 through 10/20/2014, having been appointed in the wake of a failed sale process
  - Stayed an extra nine months past agreed upon two year term
- Also served as a Board member from 7/15/2010 through 10/20/2014
- Oversaw business transformation
  - Divested non-core unprofitable businesses for ~$30M
  - **Reduced operating expenses by $18mm in first year** (represented 23% of prior years non-GAAP opex), beating cost savings target by 20%[2]
    - Exceeded cost savings target by 20%
- Oversaw two major new product releases
  - Adrenalin – awarded 55 design wins and has greater combined market share than all other competing solutions
  - Gateway software – had major wins including with Liberty Global and Comcast
- Successfully managed major IP litigation with Arris

Aviat Networks[1]



- Served as a Director from 11/9/2010 through 1/1/2015
  - Only board member, other than CEO, activist investor wanted to remain on the board while seeking to replace other directors
- **Outperformed key wireless backhaul peers** Dragon Wave and Ceragon over this period
- Steered company through strong secular headwinds of product commoditization and bundling competition from larger vendors while cutting costs
- Secured significant wins and increased market share with Telcos in the U.S.
- Launched new products successfully including high latency wireless backhaul for the financial industry in the U.S.

MicroTune



- Joined the board as a nominee of an activist investor (Starboard Value) on 5/20/2010
- Initiated a review and rationalization of the product development and investment process to address historical delays and cost overruns
- Successfully positioned the company for a sale to a strategic buyer (Zoran Corp.) that was announced in September 2010
  - Offer of $2.92 per share represented an **increase of 25% over a four month period**

Source: company filings and releases, CapitalIQ, FactSet.

1. *Indexed share price comparison over maximum allowable timeframe; Raghu Rau stepped down from Aviat Networks' board on 1/1/2015 having served since 11/9/2010; Aviat Networks fiscal year ends June 30.*
2. *Cost savings occurred in fiscal year ended January 31, 2013.*